信 和 置 業 有 限 公 司
SINO LAND COMPANY LIMITED

02 JUL -3 AM 10:32

Our Ref.: SLC-EI/JM-2002/CS-1069

21 June, 2002

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wan Chai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286, U.S.A.

Attn.: Mr. Kenneth Lopian/
Ms. Jennifer Monaco

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C.20549,
U.S.A.

Attn.: Mr. Frank Zarb

02042351

SUPPL

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Dear Sirs,

LEVEL ONE SPONSORED ADR PROGRAM
-Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention a copy of the Company's press announcement regarding the issue of Convertible Notes due 2007 published in the South China Morning Post today.

If you require any other information or documents, please feel free to contact the undersigned.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Jean Ma
Assistant Company Secretary

dw 7/5

Encl.

c.c.: (1) The Bank of New York (Hong Kong) [Attn.: Mr. Michael Cole-Fontayn/Ms. Eugenia Lee]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]

H:\Maisy\JM\Letter-ADR

11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong. 香港九龍尖沙咀梳士巴利道尖沙咀中心11樓至12樓
Tel 電話：(852) 2721 8388 Fax 傳真：(852) 2723 5901 Internet 電子郵件：info@sino-land.com Website 網址：www.sino-land.com

SOUTH CHINA MORNING POST FRIDAY, JUNE 21, 2002

TSIM SHA TSUI PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

SINO LAND COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

Possible Major Transaction

Issue of Convertible Notes due 2007

The Directors of Tsim Sha Tsui Properties Limited ("TST") and Sino Land Company Limited ("Sino Land") refer to the joint announcement by TST and Sino Land dated 7 May 2002 (the "Announcement"). Terms used in this announcement shall have the same meanings as in the Announcement.

Pursuant to the Purchase Agreement, the Option has not been exercised and lapsed on 20 June 2002. Accordingly, the aggregate principal amount of the Notes remains at HK$1.5 billion.

A circular ("TST Circular") in relation to a Possible Major Transaction which may transpire as a result of a possible deemed disposal by TST of Sino Land arising out of the conversion of the Notes into Sino Land shares will be issued by TST to its shareholders on or about 21 June 2002. Full particulars of the Possible Major Transaction are contained in the TST Circular.

By Order of the Board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Company Secretary

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Company Secretary

Hong Kong, 20 June 2002